Exhibit 99.1

Alpha Tau to Host Investor Call to Review New Data from the Alpha DaRT® Recurrent Glioblastoma REGAIN Trial

- Call to Follow Presentation of New Data at Upcoming Society for Neuro-

Oncology SNO Conference –

JERUSALEM, Nov. 12, 2026 -- Alpha Tau Medical Ltd. (Nasdaq/TASE: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that it will host a conference call and webcast on Monday, Nov. 16, 2026, at 8:30 a.m. ET to discuss new interim results from REGAIN (Recurrent Glioblastoma Alpha DaRT Intratumoral Therapy), its U.S. multicenter trial exploring the use of Alpha DaRT in patients with recurrent glioblastoma. The call will take place on the back of the presentation of the results at the 31st Annual Meeting of the Society for Neuro-Oncology (SNO), to be held Nov. 12-15, 2026, in Philadelphia.

The call will feature REGAIN principal investigator Dr. Joshua Palmer of The Ohio State University; Uzi Sofer, CEO of Alpha Tau; Robert Den, MD, Chief Medical Officer of Alpha Tau; and Raphi Levy, CFO of Alpha Tau.

Conference Call and Webcast Details

●	Date: Monday, Nov. 16, 2026

●	Time: 8:30 a.m. ET

●	Web Access: https://alpha-dart-rgbm-at-sno-26.open-exchange.net/

An archived webcast will be available on the Company’s website following the event.

About the REGAIN Study

The clinical trial is expected to enroll up to 20 U.S. patients with recurrent glioblastoma not amenable to surgical resection who have undergone a prior course of central nervous system radiation. The primary objective of the study is to evaluate the feasibility and safety of the treatment, following the Company’s promising results from pre-clinical studies. Additional information about the trial can be found at https://www.clinicaltrials.gov/study/NCT06910306

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company focused on the research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to primarily affect the tumor and to spare healthy tissue surrounding it. For intracranial use, Alpha DaRT sources are delivered via a specialized stereotactic delivery system that interfaces with standard real-time neuronavigation platforms, with the goal of precise, image-guided source placement through minimally invasive burr-hole access without requiring open craniotomy.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. Other than its marketing approval in Japan for unresectable locally advanced or locally recurrent head and neck cancer and in Israel for products intended to treat Squamous Cell Carcinoma (SCC) of the Skin and Oral Cavity, the Alpha DaRT treatment has not been approved for commercialization or for use outside of an approved clinical trial. In addition, any statements or information that refer to the Alpha DaRT treatment in glioblastoma patients, including the timing and content of the conference call and webcast and of the presentation at the SNO Annual Meeting, the expected enrollment and conduct of the REGAIN trial, the potential benefits and associated risks, safety, feasibility and efficacy, future applications and uses, and other expectations, beliefs and plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on Form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com